AEGIS VALUE FUND Outbound Script (CONFIRM RECEIPT OF PROXY MATERIAL)

Filer and Investment Company Act File Number: Aegis Funds (811-21399)

File Number of related Registration Statement: 333-192535

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Aegis Value Fund, Inc.

Subject Company Investment Company Act File No: 811-09174

SCRIPT

For use for outreach calls.

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak to (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on behalf of a current investment with Aegis Value Fund, Inc.

I wanted to confirm that you have received the proxy material for the shareholders' meeting scheduled for February 20, 2014.

Have you received the information?

(Pause for response)

If “Yes” or positive response: If you’re not able to attend the meeting, I can record your voting instructions by phone. Your Board of Directors is unanimously recommending a vote “In Favor”.

If “No” or negative response:
I would be happy to review the meeting agenda. If you?re not able to attend the meeting, I can record your voting instructions by phone.
Your Board of Directors is unanimously recommending a vote “In Favor”.

How would you like to vote?

(Pause For Response)

(Review Voting Options with Shareholder If Necessary)

AEGIS VALUE FUND Outbound Script

(CONFIRM RECEIPT OF PROXY MATERIAL)

If we come across any additional accounts you own with Aegis Value Fund, Inc. before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).

For confirmation purposes:

•	Please state your full name. (Pause)
•	According to our records, you reside in (city, state, zip code). (Pause)
•	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of your voting instructions within 3 to 5 business days. Once you receive your confirmation, if you have any questions, feel free to contact us at the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of Aegis Value Fund, Inc. and also constitutes a prospectus of Aegis Value Fund, a series of Aegis Funds, and other relevant documents concerning the proposed reorganization have been filed by Aegis Funds (ICA No. 811-21399), together with Aegis Value Fund, Inc. (ICA No. 811- 09174), with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of Aegis Value Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents may be obtained from Aegis Value Fund, Inc. free of charge by calling 1-800-528-3780.

Aegis Financial Corporation is the investment adviser to Aegis Value Fund, Inc. and Aegis Value Fund, a series of Aegis Funds. TO THE EXTENT THAT AEGIS FINANCIAL CORPORATION, AEGIS VALUE FUND, INC. OR AEGIS VALUE FUND,

AEGIS VALUE FUND Outbound Script

(CONFIRM RECEIPT OF PROXY MATERIAL)

OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF AEGIS VALUE FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE) FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADV OF AEGIS FINANCIAL CORPORATION AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.